
Mail Stop 3561

April 17, 2007

Israel Frieder
Chairman and Chief Executive Officer
Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Shmuel, Israel 54030

> **RE: Israel Technology Acquisition Corp.**
> **Preliminary Proxy Statement**
> **Amendment 3 Filed March 30, 2007**
> **File No. 000-51259**

Dear Mr. Frieder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please reincorporate the information you removed from the last amendment with respect to the conversion price per share if a public shareholder were to vote against the transaction and elect to convert his or her shares into a pro-rata share of the trust

account. In addition, fill in the other blanks that are known and can be updated, such as the holders of record. We note that we have reissued this comment several times over the course of your various amendments.

2.   In connection with the preceding comment, we note the added disclosure on page 49 that Harvey Weiss, who owns approximately 8.2% of the shares sold in your IPO, communicated his intention to vote against the merger and to seek conversion if he could not sell his shares at a per-share amount above the conversion price. We note that only 20% of the shares sold in your IPO need to convert before the ITAC must necessarily dissolve.

We also note your disclosure on page 148 that the agreement made by your officers and directors to vote the shares they acquired prior to the IPO in accordance with the majority vote of the public stockholders "does not apply to shares purchased following the IPO in the open market by any of ITAC's stockholders, officers and directors."

Because the market price of ITAC common stock at the date of this letter is $5.32 (below the approximate $5.52 per share conversion price noted in your last amendment), it would appear that conversion may be an attractive option for public shareholders and that "ITAC's stockholders, officers and directors" who have an interest in seeing the transaction consummated, also have an interest in purchasing shares in order to vote in favor of the transaction.

We further note that both Matthew Hills, nominated to be a director of the combined entity, and Southpoint Masterfund, the party that provided a bridge loan to IXI and stands to gain securities representing 1.3 million shares of ITAC upon consummation of the proposed transaction, appear to have purchased shares of ITAC since the first public disclosure of their involvement in the transaction (July 28, 2006 and June 26, 2006, respectively). Southpoint Masterfund also appears to have sold ITAC securities during such time.

The Staff could locate no Forms 3, 4, or 13 filed by Southpoint Masterfund with respect to its ownership of ITAC despite information contained in your Form S-4 filed July 28, 2006 that Southpoint Masterfund owned securities representing 7.0 % of ITAC's outstanding common stock.

Please provide detailed disclosure in tabular format with respect to all purchases and sales by each entity and person with a financial interest in the consummation of the IXI acquisition (apart from their ownership in ITAC public shares), including date(s), volume.

3.   We note your response to comment four from our letter of March 22, 2007 that
        ITAC suggested to a shareholder who had previously indicated he would vote
        against the merger and convert his shares if he could not sell at a premium above the
        conversion price: ITAC suggested that he "contact brokerage firms following the
        Company which might possibly be in contact with potential buyers for his shares."
        In this same location, please disclose whether ITAC, IXI, Southpoint, or any of their
        respective representatives have had any communications with any brokerage firms
        with respect to any such sales.

4.   Please remove the last sentence of the last risk factor. Instead, focus on the risk to
        the company and/or investors as a result of the substantial differences of the
        comparable companies used in the fairness opinion.

5.   We continue to reissue comment 29 from our letter of February 8, 2007. It is still
        not clear how the transaction meets the 80% test outlined in your IPO prospectus, or
        how stockholders may rely upon any assertion in your proxy statement that it does.
        Your response letter states that "As indicated in the section titled 'The Merger
        Proposal - Fairness Opinion,' the Company relied upon the opinion of Trigger-
        Foresight in concluding that the transaction met the 80% test."

        However, as you disclose on page 60, the valuations performed by Trigger Foresight
        "should not be taken to be Trigger-Foresight's view of the value of IXI's assets," and
        Trigger Foresight includes in its opinion that it did "not express any opinion as to the
        underlying valuation or future performance of either ITAC or IXI." Therefore, it is
        not clear how Trigger-Foresight may have determined the 80% test was met if it
        expresses no opinion on the underlying valuation.

        As a result, it appears that you assert the Board relied upon Trigger-Foresight to
        determine that IXI was worth 80% of ITAC's net assets, and yet Trigger-Foresight
        states it expresses no opinion as to the underlying valuation. Please provide the basis
        for the Board's determination that the 80% test was met.

6.   In connection with the preceding comment, we note your response to comment 17
        from our letter of February 8, 2007: "the Company's board of directors does not
        intend to re-evaluate its determination regarding the merger. The Company believes
        that the valuation and due diligence performed by Trigger-Foresight properly
        assessed the adequacy of the transaction to the Company's stockholders. We have
        revised the disclosure to indicate that the Company is relying on the financial
        analysis provided to it by Trigger-Foresight rather than IXI Mobile."

As noted immediately above, Trigger-Foresight expressed no opinion as to the underlying valuation of IXI and asserted that ITAC shareholders may not rely upon the Trigger-Foresight opinion. Accordingly, we reissue our series of comments with respect to the ITAC Board's determination. Please disclose whether ITAC's board will re-evaluate its determinations that the merger and the transactions contemplated thereby are fair to and in the best interests of ITAC and its stockholders and its determination that the 80% net asset test is met.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director

cc: Jeffrey M. Gallant (by facsimile)
       (212) 818-8881